Louis A. Brilleman, P.C.

1140 Avenue of the Americas, 9th Floor

New York, NY 10036

Phone: 212-584-7805

Fax: 646-380-6635

As confidentially submitted with the Securities and Exchange Commission on April 30, 2019

under Section 6(e) of the Securities Act of 1933, as amended

April 30, 2019

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Matthew Derby, Esq.
Folake Ayoola, Esq.

Re:	Badu Holdings, Inc. (the “Company”)
Amendment No. 1 to Registration Statement on Form S-1
Submitted February 11, 2017

Ladies and Gentlemen:

By letter dated March 5, 2019, the staff of the Securities and Exchange Commission (the “Staff”) issued comments on the Company’s Registration Statement on Form S-1 that was submitted on February 11, 2019 (as amended on the date hereof, the “Registration Statement”). Below are the Company’s responses to the Staff’s comments. For ease of reference, each response is preceded by the Staff’s comment.

Cover Page

1.	Please disclose that approximately 86% of the company’s issued and outstanding common stock is owned by a small group of stockholders and that Dennis Vadura will continue to own 50.6% of the shares of the company, which will give him voting control over the company.

The Company has revised the cover page of the prospectus in accordance with the Staff’s comment.

Management’s Discussion and Analysis of Financial Condition and Results of Operations Liquidity and Capital Resources, page 20

2.	Please disclose the minimum funding required to remain in business for at least the next 12 months, as well as the minimum number of months that you will be able to conduct your planned operations using currently available capital resources. In addition, include a discussion of the impact on your liquidity and capital resources if you are unable to negotiate a forbearance and note extension for the $500,000 note currently in default. Refer to Item 303(a)(1) and (2) of Regulation S-K.

The Company has made revisions in accordance with the Staff’s comment. See page 24 of the Registration Statement.

Business

Customers, page 25

3.	We note your statement that your largest customer provided 55% of revenues in 2018. However, you state on page 54 that your largest customer provided 64% of revenues. Please revise or advise. Additionally, please provide material risk factor disclosure related to your customer concentration.

The Company has made revisions in accordance with the Staff’s comment. See page 59 of the Registration Statement. In addition, the Company has added a risk factor in accordance with the Staff’s comment. See page 6 of the Registration Statement.

4.	Please disclose the name and relationship with the company, if any, of any customer whose sales were equal to or greater than 10% of consolidated revenue and the loss of which would have a material adverse effect on your results of operations or financial condition. Refer to Item 101(c)(1)(vii) of Regulation S-K.

The Company has made revisions in accordance with the Staff’s comment. See page 29 of the Registration Statement.

Business

Competition, page 27

5.	Please provide support for your statement that your “top-end range” for TCP acceleration improvements are between 200-300%, and that your competitor, Flash Networks, appears to “top out at 40%”.

The Company has made revisions in accordance with the Staff’s comment. See page 31 of the Registration Statement.

Certain Relationships and Related Party Transactions, page 36

6.	Please provide the information required by Item 404 of Regulation S-K for the employment agreements with your named executive officers, the consulting agreements and all other related party transactions, including those discussed on page 58. Alternatively, please tell us why this information is not required. Refer to Item 404 of Regulation S-K.

The Company has made revisions in accordance with the Staff’s comment. See page 40 of the Registration Statement.

Description of Securities, page 37

7.	Section 10.1 of your bylaws provides that the Eighth Judicial District Court of Clark County, Nevada will be the sole and exclusive forum for any derivative action or proceeding brought on your behalf. Please revise this section to include disclosure regarding this provision. Your disclosure should include a discussion regarding whether your exclusive forum provision applies to actions arising under the federal securities laws. In this regard, we note that Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder.

The Company has made revisions in accordance with the Staff’s comment. See page 42 of the Registration Statement.

Selling Stockholders, page 37

8.	You disclose in the plan of distribution section that the selling stockholders acquired the securities being offered in this resale offering in the ordinary course of business and they have not entered into any agreements, understandings or arrangements with any underwriters or broker-dealers regarding the sale of their shares of common stock. Please clarify in this section, if true, that none of the selling stockholders is a broker-dealer or an affiliate of a broker-dealer. If any of the selling stockholders is a broker-dealer or an affiliate of a broker-dealer, please revise your disclosure to state that such seller is an underwriter or provide an analysis as to why you believe such person is not acting as a statutory underwriter.

The Company has made revisions in accordance with the Staff’s comment. See page 43 of the Registration Statement.

9.	Please clarify, if true, that other than as noted in footnotes 1, 30 and 32 with respect to your officers and directors, the remaining selling stockholders do not have any material relationship with the registrant or any of its predecessors or affiliates in the past three years. To the extent they do, please revise to discuss such material relationships. Refer to Item 507 of Regulation S-K.

The Company has made revisions in accordance with the Staff’s comment. See page 43 of the Registration Statement.

Recent Sales of Unregistered Securities, page II-1

10.	Please disclose all sales of unregistered securities for the past three fiscal years, including sales that occurred prior to your 2018 reorganization and creation of your current holding company structure. For example, we note your disclosure on pages 58 and 62 that you issued shares and warrants to founders, relatives of founders, and investors, as applicable. Refer to Item 701 of Regulation S-K.

The Company has made revisions in accordance with the Staff’s comment. See pages 13-16 and pages II-1 through II-5 of the Registration Statement.

General

11.	You state that you qualify as an emerging growth company as defined in the JOBS Act. Please revise to address the following:

●	Describe how and when a company may lose emerging growth company status;

●	Briefly describe the various exemptions that are available to you, such as an exemption from Section 404(b) of the Sarbanes-Oxley Act of 2002 and Section 14(a) and (b) of the Securities Exchange Act of 1934; and

●	State your election under Section 107(b) of the JOBS Act. If you have elected to opt out of the extended transition period for complying with new or revised accounting standards under Section 107(b), include a statement that the election is irrevocable. Conversely, if you have elected to avail yourself of the extended transition period for complying with new or revised accounting standards under Section 102(b)(1), provide a risk factor explaining that this election allows you to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies. Also state that as a result of this election, your financial statements may not be comparable to companies that comply with public company effective dates.

The Company has made revisions in accordance with the Staff’s comment. See pages 3, 11 and 20 of the Registration Statement.

12.	Please revise the registration statement cover page to indicate by check mark, if true, that the company is a “smaller reporting company” as defined under Rule 12b-2 of the Exchange Act.

The Company has made revisions in accordance with the Staff’s comment. See the cover page of the Registration Statement.

13.	Please provide us with copies of any graphical materials or artwork you intend to use in your prospectus. Upon review of such materials, we may have further comments. For guidance, refer to Question 101.02 of our Securities Act Forms Compliance and Disclosure Interpretations.

The Company advises the Staff that it intends to use no graphic artwork other than the logo currently printed on the cover page of the Prospectus. If the Company determines to utilize additional artwork in the future, it will forward such materials to the Staff.

14.	Please provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

The Company advises the Staff that no written communications, as defined in Rule 405 under the Securities Act, have been provided to potential investors in reliance on Section 5(d) of the Securities Act in connection with the resale by the selling securityholders of the securities included in the Registration Statement. If the Company or anyone authorized by the Company engages in such communications in reliance on Section 5(d) of the Securities Act, the Company will provide any such communications to the Staff.

Please contact the undersigned at 212-584-7805 with any questions or comments regarding the foregoing.

Very truly yours,

/s/ Louis A. Brilleman
Louis A. Brilleman